Mail Stop 3561

April 7, 2008

Cheryl L. Clary
Chief Financial Officer
Southwest Water Company
One Wilshire Building
624 South Grand Avenue, Suite 2900
Los Angeles, CA 90017-3782

      RE: Southwest Water Company
              Item 4.01 Form 8-K filed October 11, 2007 as amended April 4, 2008
              File No. 0-8176

Dear Ms. Clary:

      We have completed our review of your Form 8-K, as amended, and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Branch Chief